Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

[Translation]

December 15, 2009

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO

(Code Number:8754)

Announcement regarding change of date of Extraordinary Shareholders’ Meeting and partial changes to the Articles of Incorporation

To Whom It May Concern:

We informed you of the upcoming extraordinary shareholders’ meeting (the “Extraordinary Shareholders’ Meeting”) in our “Notice of Convocation of Extraordinary Shareholders’ Meeting” dated December 1, 2009, but in the interests of more fully disclosing appropriate information to our shareholders, we decided to amend part of the Reference Materials for the Shareholders Meeting.

This has led, at the meeting of our board of directors held today, us to pass resolution to change the date of the Extraordinary Shareholders’ Meeting to be scheduled on December 22, 2009. In relating to such resolution, this is inform to you of following change regarding “Announcement regarding Convocation of Extraordinary Shareholders’ Meeting and Partial Changes to the Articles of Incorporation” dated November 19, 2009. In addition, there is no any change to proposals to be addressed at the Extraordinary Shareholders’ Meeting.

1.	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Before change

(1)	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Date and Time : 10 A.M. on Tuesday, December 22, 2009

Place : Our Head Office, 7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo.

After change

(1)	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Date and Time : 10 A.M. on Wednesday, December 30, 2009

Place : Our Head Office, 7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo.

2.	Schedule of Changes to the Article of Incorporation

Before change

(3)	Schedule of Changes to the Article of Incorporation

Date of a general shareholders’ meeting for changes to the Article of Incorporation	: December 22, 2009
Effective date of the changes to the Articles of Incorporation	: March 31, 2010

After change

(3)	Schedule of Changes to the Article of Incorporation

Date of a general shareholders’ meeting for changes to the Article of Incorporation	: December 30, 2009
Effective date of the changes to the Articles of Incorporation	: March 31, 2010

END

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) have jointly filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 contains a prospectus and other documents. The Form F-4 has been declared effective and the prospectus contained in the Form F-4 has been mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

NIPPONKOA Insurance Co., Ltd.
7-3, Kasumigaseki 3-chome, Chiyoda-ku
Tokyo, Japan 100-8965
Investor Relations,
Corporate Planning Department
Yoko Hirao
Tel: 81-3-3593-5418
E-mail: yoko.hirao@nipponkoa.co.jp
URL: http//www:nipponkoa.co.jp